UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

JELD-WEN HOLDING, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38000	93-1273278
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2645 Silver Crescent Drive Charlotte, North Carolina	28273
(Address of principal executive offices)	(Zip code)
John Linker
Executive Vice President
and Chief Financial Officer
(704) 378-5700

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

JELD-WEN Holding, Inc. (the “Company”) is filing this Specialized Disclosure Report (“Form SD”), including the Conflict Minerals Report attached as Exhibit 1.01 hereto, for the calendar year ended December 31, 2019 to comply with Rule 13p-1 of the Securities Exchange Act of 1934, as amended. This report is publicly available on the Company’s website at at https://investors.jeld-wen.com/financials/sec-filings/default.aspx. Information on the Company’s website is not and should not be considered part of, nor is it incorporated by reference into, this Form SD.

Item 1.02 Exhibit

The Company’s 2019 Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is incorporated herein by reference.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.01	JELD-WEN Holding, Inc.'s 2019 Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 22, 2020		JELD-WEN HOLDING, INC.

	By:	/s/ John Linker
John Linker
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	JELD-WEN Holding, Inc.'s 2019 Conflict Minerals Report